UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 12, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

(a) Strategic Alliance

On June 12, 2008, Caterpillar Inc. (the "Company") issued a press release announcing the signing of a non-binding Memorandum of Understanding between the Company and Navistar International Corporation (Other OTC: NAVZ) outlining the intent of both companies to pursue a strategic alliance for global on-highway truck business opportunities and engine development cooperation. A copy of the press release is furnished under this report as Exhibit 99.1 and is incorporated herein by reference.

(b) Teleconference Advisory

The Company will conduct a real-time, listen-only teleconference with security analysts and institutional investors that will begin at 3:00 p.m. Central time on Thursday, June 12. The call will be to discuss the press release furnished under this report as Exhibit 99.1 and a second press release issued today announcing the Company's expansion and restructuring plans.

Teleconference and Webcast access:
The one-hour conference call can be accessed by telephone from both domestic and international locations, with a listen-only entry code provided below:

Conference Call number: 877-216-8554 (domestic)
                         973-528-0009 (international)
Listen Only Entry Code: 5621

To access a telephone replay of this call shortly after the live event, please dial 800-332-6854 (for domestic callers) and 973-528-0005 (for international callers) and enter "7731" as the conference ID. This telephone replay will be available for 90 days.

The call can also be accessed through http://www.CAT.com/IR. Listeners should go to the web site at least 15 minutes before the live event to download and install any necessary audio software. The transcript from the conference call will be filed promptly via a Form 8-K with the SEC but no later than Friday, June 13, 2008 and available through http://www.CAT.com/SEC_Filings.

For those unable to participate in the live broadcast, the replay will be available through http://www.CAT.com/IR shortly after the live event. There is no charge to access the webcast. Those without access to the Internet may request a fax of Caterpillar's transcript by calling 800-228-7717 (U.S. and Canada) or 858-244-2080 (for all other regions).

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

    (i)   99.1: Caterpillar Inc. press release dated June 12, 2008, announcing a planned strategic alliance between Caterpillar Inc. and Navistar International Corporation.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: */s/James B. Buda*
          James B. Buda
          Vice President

          Dated June 12, 2008

EXHIBIT 99.1

June 12, 2008

Caterpillar contact: **Navistar contacts:**
Kate Kenny   Media Contact: Investor Contact:
Corporate Public Affairs   Roy Wiley   Heather Kos
(309) 636-5253   630-753-2627   630-753-2406
Kenny_Kate@cat.com

FOR IMMEDIATE RELEASE

<u>Caterpillar And Navistar To Pursue Strategic Alliance</u>
Cat And Navistar To Focus On Global Truck Business And Cooperate On Engine Technologies

Caterpillar Inc. (NYSE: CAT) and Navistar International Corporation (Other OTC: NAVZ) have signed a Memorandum of Understanding (MOU) to pursue global on-highway truck business opportunities and cooperate on a variety of engine platforms. The two companies intend to focus on global truck opportunities, including North American severe service construction trucks, as well as technology development for engines worldwide.

"We are pleased to be matching the formidable talents and technology leadership of two industry leaders to serve an expanding base of engine, truck and equipment customers worldwide," said Jim Owens, Caterpillar Chairman and Chief Executive Officer. "As the world leader in construction equipment and diesel engines, Caterpillar is now positioning itself for growth in the on-highway truck market. This is an important step for Caterpillar and we look forward to working with Navistar for the continued benefit of our customers."

"This relationship is a perfect example of Navistar's strategy of growth through leveraging our own assets and those that others have built," said Daniel C. Ustian, Navistar Chairman, President and CEO. "In partnership with Caterpillar we intend to extend our leading-edge product focus that we have in North America into the rest of the world."

Through this alliance, Caterpillar plans to target a 2010 introduction of a North American Cat branded heavy-duty truck for severe service applications, such as road construction, large infrastructure projects and oil and petroleum development. Concurrent with this new strategic direction, Caterpillar has determined independently that it will not supply EPA 2010 compliant engines to truck and other on-highway original equipment manufacturers (OEMs).

"Caterpillar and our dealers will continue to provide product support and service beyond 2010 for all Caterpillar on-highway engines regardless of truck brand," said Douglas R. Oberhelman, Caterpillar Group President. "This new truck—targeted for 2010—will incorporate the legendary quality of Caterpillar's construction and mining machines and provide construction customers a one-stop solution. In addition, with nearly 90 percent of our engine business being off-highway, we'll continue to concentrate on our substantial and growing opportunities to supply engines in the petroleum, marine, electric power generation and industrial markets—as well as produce engines for our own construction and mining equipment."

The companies have commissioned teams to focus on the truck and engine opportunities. The initiatives contemplated by the MOU are subject to completion of due diligence, execution of definitive agreements and regulatory approvals.

Global Truck Collaboration

The companies intend to work together to develop, manufacture and distribute commercial trucks in select regions outside of North America. The product offering would include a full line of medium and heavy-duty trucks in both conventional and cab over designs.

"The combination of Navistar's truck design, development and manufacturing expertise and Caterpillar's unparalleled worldwide distribution creates a significant advantage for global customers through the ability to offer the right vehicle for the right application through more than 4,700 points of distribution around the world," said Dee Kapur, President, Navistar Truck Group. "The North American Caterpillar distribution system provides expanded reach for severe service trucks with big bore power, a segment where Navistar has traditionally not been as focused."

"This is a natural extension of Caterpillar's more than 40 years serving on-highway customers with proven, award winning technology—combined with unsurpassed global distribution and product support," said George Taylor, Director of Caterpillar On-Highway Engines.

In addition to the United States and Canada, Navistar has a substantial distribution network in Mexico and Latin America. Caterpillar currently sells on-highway truck engines in Australia and New Zealand, Mexico and throughout Latin America, as well as in the United Kingdom, Belgium, Russia, China and South Africa.

Engine Technology

Under the alliance, Caterpillar and Navistar plan to cooperate on engine development, incorporating "best in class" technologies from both companies. Caterpillar and Navistar intend to work together on development of mid-range engines for diesel applications, such as school buses and utility trucks. This engine development would support each company's stated path not to utilize urea-based Selective Catalytic Reduction (SCR) technology.

"There are many opportunities for technology sharing and development that would result in the ability to better meet the worldwide demand for diesel engines in both on and off-highway applications," said Jack Allen, President, Navistar Engine Group.

"In the past 15 years, Cat has become significantly less dependent on the sale of on-highway truck engines in the total contribution of our global engine profitability," said Oberhelman. "Our global power systems business has grown significantly—in fact we supply approximately 400,000 diesel engines annually outside of the on-highway truck market. We intend to remain the world leader in clean diesel engines, and this collaboration is a key enabler."

Remanufacturing Growth and Additional Synergies

Through the alliance, the companies also intend to expand their existing remanufacturing relationship to include Navistar's recently introduced MaxxForce on-highway engines. The companies expect to pursue additional remanufacturing opportunities as new vehicles and engines are developed.

Caterpillar and Navistar plan to explore opportunities to leverage their scale. Combining raw material and other commodity purchases is just one example of how the two companies can work together to reduce costs.

About Caterpillar

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2007 sales and revenues of $44.958 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at www.cat.com

About Navistar

Navistar International Corporation traces its roots to 1831 and the former McCormick and International Harvester companies. Today Navistar is the largest North American producer of mid-range diesel engines and Class 6-8 commercial trucks and buses. Navistar Defense is a leading producer of advanced armored vehicles and trucks for the U.S. Armed Forces and its allies. Navistar produces International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school and commercial buses, and Workhorse brand chassis for motor homes and step vans, and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Navistar is also a provider of truck and diesel engine parts. A wholly owned subsidiary offers financing services. Additional information is available at: www.navistar.com

CATERPILLAR SAFE HARBOR

NAVISTAR SAFE HARBOR